Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Avenue Toronto, ON M5J 1T1 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON APPOINTS LUKAS LUNDIN EXECUTIVE CHAIRMAN

AND PROVIDES CORPORATE UPDATE

Toronto, ON – October 14, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that Mr. Lukas Lundin has assumed the position of Executive Chairman of the Board of Directors. To facilitate the appointment of Mr. Lundin, Mr. Ron Hochstein has stepped down as Executive Chairman, but will continue to serve as a Director of the Company.

Mr. Lundin commented on Denison’s recent decision to terminate its arrangement agreement with Fission Uranium Corp. (“Fission”) and the future direction of Denison, “I am pleased to take on the role of Executive Chairman at Denison and to work alongside President and CEO, David Cates. I have been active in the uranium sector for almost two decades, participating in its highs as well as its lows. I believe in the long term fundamentals of the uranium space and that Denison is exceptionally well positioned to capitalize on a rising market. While we clearly had hoped to include Fission’s Triple R deposit as an important long term pipeline project for the Company, we are enthusiastic about the Company’s current portfolio.”

Denison’s President and CEO, David Cates, added that “We are very pleased to have received such strong support from our shareholders on the recent Fission initiative. Denison has a strong management team in place and offers investors a uniquely diversified Athabasca Basin focused asset base. Whether we point to our flagship Wheeler River project, the near-term advanced Midwest and McClean North deposits, cash flow from toll milling revenues earned from our interest in the McClean Lake mill, or new initiatives around the SABRE mining technology, Denison shareholders have exposure to an excellent array of opportunities.”

Denison’s diversified asset base includes:

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Eastern Athabasca Flagship Project: A 60% interest in and operator of the Wheeler River Project – including the Phoenix deposit, which consists of an indicated resource of 70.2M lbs U3O8 (at 100%) grading over 19% U3O8, and the Gryphon zone of basement hosted mineralization, located only three kilometres northwest of Phoenix. The Gryphon zone was discovered in early 2014 and an updated mineral resource estimate, which will incorporate Gryphon, is expected for Wheeler River before the end of 2015.

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Near-term Production Pipeline: A 25.17% interest in the advanced high-grade Midwest and Midwest A deposits – which includes on a 100% basis an indicated resource of over 42M lbs U3O8 grading 5.5% U3O8 at Midwest and an additional indicated resource of 5.8M lbs U3O8 grading 0.57% U3O8 and an inferred resource of 4.3M lbs U3O8 grading 21.23% U3O8 at Midwest A. The Company also has a 22.5% interest in the McClean North deposit – which includes an indicated resource of 12.5M lbs U3O8 (on a 100% basis) grading 2.75% U3O8. All of these deposits are within 20 kilometres of the McClean Lake mill.

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Cash Flow from Toll Milling: A 22.5% interest in the McClean Lake mill – which is currently processing ore from the Cigar Lake mine under the terms of a toll milling agreement and is expected to return tolling revenues to Denison in excess of CAD$6M/year, once Cigar Lake achieves its targeted annual production of 18M lbs U3O8. Expansion of the mill to an annual capacity of 24M lbs U3O8 continues and is expected to be completed in 2016 – which will leave roughly 6M lbs U3O8 per year of capacity available for use by the McClean Lake Joint Venture (“MLJV”) or its members.

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Leading Exploration Portfolio: Interests in over 400,000 hectares of prospective exploration ground in the infrastructure-rich eastern Athabasca Basin with the potential to build a long term pipeline of development projects. Three good examples are the Mann Lake Project (30% Denison), the Murphy Lake Project (58.94% Denison)[1] and the Waterbury Lake Project (60% Denison)[1]. All are actively being explored and returned significant mineralized drill results during 2015.

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Innovative Mining Technology: A 22.5% interest in the SABRE mining technology – which is designed as an alternate mining method that combines surface drilling and borehole mining technology. The SABRE program is operated by AREVA Resources Canada Inc. and is currently in development. This ground breaking technology is projected to have low capital costs and a number of additional benefits including enhanced safety, ease of permitting, and a small environmental footprint.

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Non-Dilutive Sources of Capital: With the Company’s focus on its assets in Saskatchewan, it continues to pursue strategies to monetize its portfolio of uranium exploration and development assets in Africa as well as its 85% interest in the Gurvan Saihan joint venture (“GSJV”) in Mongolia. As previously announced, the Company continues to pursue the sale of its interest in the GSJV to Uranium Industry a.s., of the Czech Republic.

1 Ownership interests are reported as of December 31, 2014

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix uranium deposit and Gryphon discovery, Denison’s exploration portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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